KIRKLAND LAKE GOLD INTERSECTS EXCEPTIONAL GOLD GRADES AT MACASSA NEAR CONTACT OF SOUTH MINE COMPLEX AND AMALGAMATED BREAK

  Drilling to test south margin of South Mine Complex (“SMC”) intersects high-grade mineralization outside of current Mineral Reserves near contact with Amalgamated Break

Key intercepts: 253.7 gpt over 14.5 metres (“m”) core length (SMC)[1]
101.1 gpt over 4.1 m core length (SMC), previously unreported
100.1 gpt over 2.0 m core length (SMC), previously unreported

  Drilling on Lower SMC ("LSMC") confirms and expands mineralization along west margin of current Mineral Resource

Key intercepts: 103.3 gpt over 2.4 m core length (LSMC)
58.9 gpt over 2.2 m core length (LSMC)
49.5 gpt over 4.3 m core length (LSMC)
41.2 gpt over 2.0 m core length (LSMC)
  Drilling on Amalgamated Zone intersects high grades with infill and expansion drilling near current west limit of Mineral Resource
  Key intercepts: 210.4 gpt over 8.2 m core length (Amalgamated)
52.9 gpt over 2.0 m core length (Amalgamated)
48.2 gpt over 2.0 m core length (Amalgamated)
35.4 gpt over 2.0 m core length (Amalgamated)

 1. True widths of  drill  results being reported are not known at this  time.

Toronto, Ontario - October 19, 2020 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today reported new drill results from 135  holes (47,683 m) of underground exploration drilling from the Macassa Mine in Kirkland Lake, Ontario. Holes in the program were completed from platforms located on the 5300, 5600 and 5700 levels and designed mainly to confirm and extend resources within the SMC, LSMC and Amalgamated zones. Resources within the Amalgamated Zone consist of a series of mineralized lenses first identified by drilling in 2019 which are located on the south side of the SMC and adjacent to the Amalgamated Break.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: "Today's results are encouraging as they support our view that there is substantial exploration potential in areas where the dip of the SMC approaches the contact with mineralized zones stacked vertically along the Amalgamated Break. These are separate areas of gold mineralization coming together, which is very interesting, and what we are seeing are some extremely high-grade intersections. The results today also continue to expand the mineralization at depth in the LSMC and identify new areas of high-grade mineralization along the Amalgamated Break, further increasing our confidence that there are new Mineral Reserves to be discovered as we drill along the Break through the Kirkland Lake camp. The new intersections being reported around the SMC and along the Amalgamated Break complement the results we issued in April that identified a large corridor of high-grade mineralization in close proximity to the #4 Shaft location, located at depth along the Main Break below the former mine workings on the Kirkland Minerals property. In combination, our drilling at Macassa this year has been successful in all three key areas of our exploration program: continuing to grow and expand the SMC, confirming the considerable exploration potential of the Amalgamated Break and demonstrating that there are significant ounces yet to be discovered, and mine life to be added, along the historic Main/'04 Break."

One of the holes (427 m) completed during the program (57-992) was collared in a platform on the north side of the 5700 Level and drilled in a southwesterly direction to test the margin of the SMC (see Figures 1 and 2). The hole was highly successful intersecting 253.7 gpt over 14.5 m, including 1,572.9 gpt over 0.6 m, 1,313.5 gpt over 0.3 m and 1,265.1 gpt over 0.6 m near the planned target location and slightly below the current Mineral Reserve for the SMC. The new intercept is also located between 9 and 39 m west of three previously unreported intercepts from the SMC including 101.1 gpt over 4.1 m from 57-704, 100.1 gpt over 2.0 m from 57-689 and 37.7 gpt over 3.6 m from 57-703, as well as four additional high-grade intercepts located immediately north of the Amalgamated Break. One of these four Amalgamated Zone intercepts is a new result and included 68.2 gpt over 2.3 m from 53-3053, while the other three intercepts had been previously reported (see press release dated May 2, 2019) and included 429.1 gpt over 3.3 m from 57-704, 164.8 gpt over 3.0 m from 57-689 and 26.7 gpt over 2.0 m from 57-703. Current interpretations for this part of the mine suggest that the new and previously unreported intercepts occur where the shallow southward dipping SMC begins to intersect steeply north dipping zones adjacent to the Amalgamated Break resulting in a broad zone of alteration containing multiple high-grade structures containing between 1 and 5% pyrite and local visible gold. Due to the complexity of mineralization in the vicinity of new intercept, the true width cannot be definitively established at this time, but is estimated to be between 5 and 10 m. The area to the west and to depth of the new intersection remains open for testing for at least another 25 to 30 m.

A total of 54 of the new holes (22,204 m) of drilling from the new program were drilled northwards from platforms on the 5300 and 5700 levels and were designed to infill and expand inferred Mineral Resources near the west limit of the LSMC (Figure 3). Key intercepts from the drilling include 33.3 gpt over 2.0 m, including 177.6 gpt over 0.4 m, from 53-4114, 32.1 gpt over 2.0 m, 22.0 gpt over 3.2 m and 20.2 gpt over 2.0 m from 53-4116A, 31.8 gpt over 2.0 m from 53-4120, 24.6 gpt over 2.1 m from 53-4118, and 19.3 gpt over 3.2 m and 22.8 gpt over 2.0 m from 53-4162, which are from holes targeting inferred Mineral Resources and untested gaps in drill information on the upper west side of the LSMC. Additional key intercepts from this area include 103.3 gpt over 2.4 m, including 542.0 gpt over 0.3 m, from 57-903, 58.9 gpt over 2.2 m from 57-879, 49.5 gpt over 4.3 m, including 164.9 gpt over 1.2 m, from hole 57-975 and 41.2 gpt over 2.0 m and 38.0 gpt over 2.1 m from 57-976. These intersections are from holes designed to infill and expand inferred Mineral Resources on the lower west portion of the LSMC structure. Considering the results achieved and the fact that the area immediately to the west of the new holes remains largely untested, the potential to add new Mineral Resources with further drilling is considered excellent.

An additional 80 holes (47,688 m) of drilling from the new program were drilled southwards from platforms on the 5300, 5600 and 5700 levels to confirm and expand current inferred Mineral Resources within the Amalgamated Zone near the current west limit on the 5300 Level (Figure 4). Significant results from the drilling include 11.0 gpt over 2.4 m from 53-4040, which was drilled near the top of the current Mineral Resource, as well as 210.4 gpt over 8.2 m, including 463.0 gpt over 3.7 m, from 53-4033, 52.9 gpt over 2.0 m, including 172.3 gpt over 0.6 m, from 53-4041 and 35.4 gpt over 2.0 m from 53-4045, which were drilled 50 to 60 m up dip.

Additional significant results include 48.2 gpt over 2.0 m, including 317.6 gpt over 0.3 m, from 57-900, 20.2 gpt over 2.1 m from 57-902, 13.5 gpt over 3.0 m from 57-895 and 13.2 gpt over 2.0 m from 57-975, which were drilled mainly to infill an untested gap in the east part of the current inferred Mineral Resource, as well as 8.3 gpt over 9.0 m from 56-777, 14.4 gpt over 2.4 m from 53-4027 and 12.9 gpt over 2.0 m from 53-4039, which were drilled near the west edge of the current Mineral Resource and extending mineralization by another 25 m.

Based on the latest results, and the large areas remaining to be tested along strike and dip, the potential to identify new areas of high-grade mineralization along the Amalgamated Break remains excellent.

Exploration drilling at Macassa is currently continuing with nine drills underground and one drill on surface. Drilling over the balance of the year will remain focused on testing the SMC and Amalgamated Zones.

Qualified Person

The Company's exploration programs at Macassa are conducted under the supervision of Eric Kallio, P.Geo., Senior Vice President, Exploration. Eric Kallio is the 'qualified person' for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators, and has reviewed and approved the scientific and technical information in this news release.

QA/QC Controls

The Company has implemented a quality assurance and control ("QA/QC") program to ensure sampling and analysis of all exploration work is conducted in accordance with best practices. The drill core is sawn in half with one half of the core samples shipped to Swastika Laboratories in Swastika, Ontario. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of certified reference standards, blanks and the regular re-assaying of pulps and rejects at alternate certified labs. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information

This Press Release contains statements which constitute "forward-looking statements" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made such as, without limitation, opinion, assumptions and estimates of management regarding the Company's business, including but not limited to; the continued exploration programs on the SMC and Amalgamated Break mineralization, the timing and results thereof; the ability to continue to expand the SMC and Amalgamated Break and to increase levels of resources and reserves as a result of such exploration programs and the anticipated timing thereof; the potential to increase the level of resources and reserves and potential conversion of mineral resources; the anticipated completion date of the #4 shaft and potential impact and benefits thereof; the amount of future production over any period; the anticipated overall impact of the Company's COVID 19 response plans including measures taken by the Company to reduce the spread of COVID 19; and assumptions made relating to operating cash costs based on forecasts and projections.  Such opinions, assumptions and estimates, are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, the impact of COVID-19, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the United States Dollar), possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral reserves and resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the Company's annual Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2019 and its filings for the quarterly period ended June 30, 2020, filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

All references to Mineral Resources and Mineral Reserves included in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.

In addition, the terms "Mineral Resource", "measured Mineral Resource", "indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a Mineral Resource exists, will ever be converted into a Mineral Reserve or is or will ever be economically or legally mineable or recovered.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884

E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations

Phone: +1 416-840-7884

E-mail: mutting@kl.gold

Table 1. New Drill Holes - SMC and LSMC [1]
Macassa Exploration 2020
Drill Hole	Zone	COLLARS - UTM NAD 83		Direction			Core Interval			Results
		Easting	Northing	Azimuth (°)	Dip	End Depth (m)	From (m)	To (m)	Length (m)	Au_GPT
53-3053**	Amalgamated	569261	5331243	31	-64	305	253.5	255.8	2.3	68.2
53-3961	Amalgamated	568756	5331151	217	-78	320	NSV
53-3963A	Amalgamated	568756	5331151	245	-75	314	NSV
53-4002	Amalgamated	568758	5331153	171	-51	259	NSV
53-4003	Amalgamated	568758	5331152	177	-42	229	NSV
53-4004	Amalgamated	568757	5331150	226	-46	198	NSV
53-4005	Amalgamated	568756	5331151	223	-74	290	NSV
53-4007	Amalgamated	568755	5331151	264	-54	259	NSV
53-4026	Amalgamated	568756	5331151	237	-66	207	NSV
53-4027	Amalgamated	568757	5331151	218	-71	220	157.3	159.7	2.4	14.4
53-4028	Amalgamated	568757	5331151	218	-64	189	NSV
53-4029A	Amalgamated	568757	5331151	204	-71	220	NSV
53-4030	Amalgamated	568757	5331151	209	-69	207	159.1	161.1	2.0	3.2
Including							160.6	161.1	0.5	13.0
53-4030	Amalgamated	568757	5331151	209	-69	207	165.2	171.3	6.1	3.1
53-4031	Amalgamated	568757	5331151	206	-66	192	NSV
53-4032	Amalgamated	568757	5331151	210	-53	174	NSV
53-4033	Amalgamated	568758	5331151	195	-44	213	123.1	131.4	8.2	210.4
Including							124.1	127.7	3.7	463.0
53-4037	Amalgamated	568757	5331150	227	-43	183	NSV
53-4038	Amalgamated	568757	5331151	214	-53	198	NSV
53-4039	Amalgamated	568757	5331151	199	-70	229	150.8	152.9	2.0	12.9
Including							150.8	151.3	0.5	47.8
53-4040	Amalgamated	568757	5331150	181	-65	213	163.4	165.8	2.4	11.0
Including							163.4	164.0	0.6	34.5
53-4041	Amalgamated	568758	5331150	179	-56	229	76.8	78.8	2.0	52.9
Including							76.8	77.4	0.6	172.3
53-4042	Amalgamated	568757	5331150	173	-59	259	NSV

Macassa Exploration 2020
Drill Hole	Zone	COLLARS - UTM NAD 83		Direction			Core Interval			Results
		Easting	Northing	Azimuth (°)	Dip	End Depth (m)	From (m)	To (m)	Length (m)	Au_GPT
53-4044	Amalgamated	568757	5331151	169	-53	244	167.9
53-4045	Amalgamated	568758	5331150	168	-47	229	117.0	119.0	2.0	35.4
Including							118.0	118.6	0.6	102.3
53-4046	Amalgamated	568758	5331150	167	-50	244	152.5	154.5	2.0	3.2
53-4066	Amalgamated	570026	5331723	27	-67	338	NSV
53-4092	Amalgamated	568756	5331151	264	-63	238	NSV
53-4093	Amalgamated	568757	5331151	186	-60	198	NSV
53-4094	Amalgamated	568757	5331151	180	-49	183	NSV
53-4095	Amalgamated	568757	5331151	180	-49	183	NSV
53-4096	Amalgamated	568757	5331151	165	-48	213	NSV
53-4097	Amalgamated	568757	5331151	163	-51	213	NSV
53-4098	Amalgamated	568757	5331151	165	-55	211	NSV
53-4126	Amalgamated	568900	5331233	269	0	216	127.1	129.1	2.0	3.2
53-4127	Amalgamated	568900	5331233	269	-14	274	NSV
56-737	Amalgamated	568729	5331340	202	-30	328	NSV
56-743	Amalgamated	568729	5331340	215	-38	335	NSV
56-744	Amalgamated	568729	5331340	207	-49	366	NSV
56-745	Amalgamated	568729	5331340	200	-37	335	NSV
56-747	Amalgamated	568730	5331340	187	-33	366	NSV
56-751A	Amalgamated	568732	5331340	178	-28	412	NSV
56-752	Amalgamated	568730	5331341	180	-40	412	NSV
56-753	Amalgamated	568732	5331340	187	-26	381	NSV
56-754	Amalgamated	568733	5331342	183	-14	396	NSV
56-755	Amalgamated	568731	5331340	204	-29	305	NSV
56-756	Amalgamated	568732	5331340	195	-27	305	NSV
56-757	Amalgamated	568729	5331340	190	-38	351	NSV
56-759	Amalgamated	568731	5331340	203	4	335	NSV
56-760	Amalgamated	568732	5331340	199	-3	335	NSV
56-761	Amalgamated	568731	5331340	196	3	351	NSV
56-762	Amalgamated	568729	5331340	192	8	351	NSV
56-763	Amalgamated	568732	5331340	189	3	351	NSV
56-765	Amalgamated	568729	5331340	186	8	380	NSV
56-766	Amalgamated	568732	5331340	183	2	381	NSV
56-767	Amalgamated	568732	5331340	180	8	396	NSV
56-769	Amalgamated	568728	5331341	204	-60	427	NSV
56-772	Amalgamated	568731	5331339	206	-23	290	243.8	246.9	3.0	4.0
56-773	Amalgamated	568731	5331339	208	-15	290	242.3	246.0	3.7	6.5
56-774	Amalgamated	568731	5331339	210	-19	290	243.1	252.7	9.6	4.8

Macassa Exploration 2020
Drill Hole	Zone	COLLARS - UTM NAD 83		Direction			Core Interval			Results
		Easting	Northing	Azimuth (°)	Dip	End Depth (m)	From (m)	To (m)	Length (m)	Au_GPT
56-775	Amalgamated	568728	5331341	212	-22	290	250.2	256.6	6.4	6.5
Including							251.2	252.4	1.2	17.1
56-776	Amalgamated	568731	5331339	213	-31	290	NSV
56-777	Amalgamated	568731	5331339	214	-18	290	244.1	253.0	9.0	8.3
Including							244.7	246.2	1.5	17.0
Including							252.4	253.0	0.7	23.1
56-778	Amalgamated	568731	5331339	219	-23	335	NSV
56-779	Amalgamated	568731	5331339	222	-21	290	243.5	245.5	2.0	5.0
56-779	Amalgamated	568731	5331339	222	-21	290	251.2	253.2	2.0	6.5
56-780A	Amalgamated	568728	5331340	222	-32	305	NSV
56-781	Amalgamated	568728	5331340	223	-24	290	249.5	254.2	4.7	5.3
57-689*	Amalgamated	569221	5331373	267	-40	277	94.5	97.5	3.0	164.8
57-703*	Amalgamated	569221	5331374	273	-46	168	101.3	103.3	2.0	26.7
57-704*	Amalgamated	569221	5331374	260	-44	152	79.2	82.6	3.3	429.1
57-878	Amalgamated	568934	5331173	25	-65	518	20.4	22.9	2.4	8.9
Including							20.4	21.0	0.5	30.0
57-879	Amalgamated	568935	5331174	11	-50	396	16.2	18.3	2.1	3.9
57-880	Amalgamated	568934	5331172	11	-60	488	16.5	18.7	2.3	4.8
57-892	Amalgamated	568936	5331174	45	-30	375	18.9	20.9	2.0	3.3
57-894	Amalgamated	568936	5331174	45	-63	517	21.0	23.1	2.1	3.1
57-895	Amalgamated	568936	5331174	52	-58	457	15.2	18.3	3.0	13.5
Including							15.2	16.2	0.9	30.9
57-896	Amalgamated	568936	5331174	56	-46	396	17.9	19.9	2.0	3.2
57-900	Amalgamated	568935	5331173	357	-52	503	8.4	10.4	2.0	48.2
Including							8.4	8.7	0.3	317.6
57-900	Amalgamated	568935	5331173	357	-52	503	16.5	19.2	2.7	5.0
Including							16.8	17.1	0.3	20.7
57-901	Amalgamated	568935	5331173	4	-58	488	11.0	13.0	2.0	3.2
Including							11.6	12.2	0.6	10.0
57-902	Amalgamated	568935	5331174	9	-54	503	21.3	23.6	2.2	3.0
57-902	Amalgamated	568935	5331174	9	-54	503	28.9	31.0	2.1	20.2
Including							29.6	30.4	0.7	56.9

53-4111	Lower SMC	568756	5331152	21	-62	366	NSV
53-4112	Lower SMC	568756	5331153	25	-58	351	NSV
53-4113	Lower SMC	568756	5331153	29	-54	348	285.4	287.5	2.0	3.9
53-4114	Lower SMC	568755	5331153	31	-48	335	264.0	266.0	2.0	33.3
Including							264.5	264.9	0.4	177.6
53-4115	Lower SMC	568755	5331153	24	-45	320	264.6	266.6	2.0	4.7

Macassa Exploration 2020
Drill Hole	Zone	COLLARS - UTM NAD 83		Direction			Core Interval			Results
		Easting	Northing	Azimuth (°)	Dip	End Depth (m)	From (m)	To (m)	Length (m)	Au_GPT
53-4116A	Lower SMC	568755	5331153	21	-41	381	229.5	231.5	2.0	22.0
Including							230.0	230.3	0.3	121.9
53-4116A	Lower SMC	568755	5331153	21	-41	381	248.4	250.4	2.0	34.1
Including							249.0	249.6	0.6	110.6
53-4116A	Lower SMC	568755	5331153	21	-41	381	259.2	261.2	2.0	20.2
Including							259.8	260.3	0.5	83.9
53-4117A	Lower SMC	568756	5331152	33	-65	384	NSV
53-4118	Lower SMC	568753	5331154	34	-43	363	255.4	257.5	2.1	24.6
53-4119	Lower SMC	568756	5331152	46	-64	396	NSV
53-4120	Lower SMC	568753	5331154	41	-47	363	288.2	290.3	2.0	31.8
Including							288.9	289.3	0.4	146.9
53-4121A	Lower SMC	568753	5331154	42	-42	351	282.7	284.7	2.0	14.8
Including							283.3	284.2	0.9	31.9
53-4122	Lower SMC	568753	5331154	51	-60	412	326.4	328.7	2.2	43.7
Including							327.1	327.4	0.3	229.2
53-4123	Lower SMC	568753	5331154	50	-54	409	320.6	323.1	2.4	42.6
Including							321.6	321.9	0.3	142.8
53-4160	Lower SMC	568756	5331152	22	-54	354	261.5	263.5	2.0	10.6
Including							263.2	263.5	0.3	56.4
53-4160	Lower SMC						295.4	298.4	3.0	19.6
53-4161A	Lower SMC	568756	5331152	22	-49	341	270.6	272.6	2.0	3.9
Including							271.3	272.2	0.9	7.6
53-4162	Lower SMC	568755	5331153	30	-50	344	279.2	282.4	3.2	19.3
Including							279.2	279.5	0.3	121.5
Including							281.9	282.4	0.5	53.4
53-4162	Lower SMC	568755	5331153	30	-50	344	331.6	333.6	2.0	22.8
Including							332.5	333.5	0.9	50.1
53-4164	Lower SMC	568755	5331153	24	-43	323	NSV
57-745	Lower SMC	568933	5331172	349	-35	412	NSV
57-752	Lower SMC	568935	5331173	17	-62	472	NSV
57-779	Lower SMC	568936	5331173	357	-59	460	453.2	455.2	2.0	16.5
Including							453.2	454.1	0.8	40.2
57-879	Lower SMC	568935	5331174	11	-50	396	340.2	342.4	2.2	58.9
Including							340.2	341.4	1.2	97.8
57-880	Lower SMC	568934	5331172	11	-60	488	410.3	412.5	2.2	48.5
Including							411.8	412.5	0.7	152.8
57-781	Lower SMC	568934	5331172	358	-67	488	NSV
57-790	Lower SMC	568933	5331172	347	-42	427	NSV
57-794	Lower SMC	568933	5331173	1	-40	427	NSV

Macassa Exploration 2020
Drill Hole	Zone	COLLARS - UTM NAD 83		Direction			Core Interval			Results
		Easting	Northing	Azimuth (°)	Dip	End Depth (m)	From (m)	To (m)	Length (m)	Au_GPT
57-795	Lower SMC	568933	5331173	6	-45	412	NSV
57-805	Lower SMC	568933	5331172	357	-55	396	NSV
57-808A	Lower SMC	568934	5331173	18	-52	396	NSV
57-840	Lower SMC	568934	5331172	5	-64	472	NSV
57-841	Lower SMC	568934	5331172	5	-62	457	NSV
57-842	Lower SMC	568934	5331172	13	-66	488	NSV
57-877	Lower SMC	568933	5331172	25	-62	457	NSV
57-878	Lower SMC	568934	5331173	25	-65	518	NSV
57-894	Lower SMC	568936	5331174	45	-63	517	NSV
57-895	Lower SMC	568936	5331174	52	-58	457	NSV
57-900	Lower SMC	568935	5331173	357	-52	503	368.8	372.5	3.7	3.9
57-901	Lower SMC	568935	5331173	3	-60	488	425.9	427.9	2.0	28.5
Including							426.7	427.3	0.6	88.3
57-902	Lower SMC	568935	5331174	9	-54	503	364.3	366.4	2.0	20.7
Including							364.8	365.1	0.3	109.6
57-903	Lower SMC	568935	5331173	12	-61	488	412.7	415.1	2.4	103.3
Including							412.7	413.0	0.3	168.3
Including							413.9	414.2	0.3	542.0
57-904	Lower SMC	568935	5331173	17	-66	503	456.5	458.5	2.0	15.8
Including							458.1	458.4	0.3	65.7
57-905	Lower SMC	568936	5331173	25	-64	503	17.2	19.4	2.2	4.0
Including							17.2	17.5	0.3	11.4
57-906	Lower SMC	568935	5331174	25	-61	472	413.5	415.5	2.0	14.6
Including							413.5	414.6	1.1	27.2
57-907	Lower SMC	568935	5331173	28	-63	488	NSV
57-946	Lower SMC	568935	5331173	23	-65	521	428.5	430.7	2.1	6.0
Including							428.5	428.9	0.3	21.9
57-947	Lower SMC	568936	5331173	35	-68	536	449.0	451.0	2.0	8.1
57-947	Lower SMC	568936	5331173				454.8	456.9	2.1	22.4
Including							454.8	455.1	0.3	148.6
57-948	Lower SMC	568936	5331173	39	-64	503	450.3	452.5	2.2	34.6
Including							450.6	451.0	0.3	182.2
57-975	Lower SMC	568936	5331173	26	-61	457	394.1	398.4	4.3	49.5
Including							394.1	395.3	1.2	164.9
57-976	Lower SMC	568936	5331174	35	-61	457	405.9	408.0	2.1	38.0
Including							406.2	406.5	0.3	199.7

Macassa Exploration 2020
Drill Hole	Zone	COLLARS - UTM NAD 83		Direction			Core Interval			Results
		Easting	Northing	Azimuth (°)	Dip	End Depth (m)	From (m)	To (m)	Length (m)	Au_GPT
57-976	Lower SMC	568936	5331174	35	-61	457	431.2	433.2	2.0	41.2
Including							431.7	432.3	0.6	135.5
57-977	Lower SMC	568935	5331174	35	-58	427	358.6	360.6	2.0	3.1
Including							359.1	359.4	0.3	17.1

57-992	SMC	569271	5331688	248	-16	427	365.5	379.9	14.5	253.7
Including							368.5	369.1	0.6	1,572.9
Including							371.6	372.2	0.6	1,265.1
Including							374.1	374.4	0.3	1,313.5
57-689**	SMC	569221	5331373	267	-40	277	67.5	69.5	2.0	100.1
57-703**	SMC	569221	5331374	273	-46	168	45.5	49.1	3.6	37.7
57-704**	SMC	569221	5331374	260	-44	152	70.5	74.6	4.1	101.1

 Notes:

 1. True widths are not known at this time.

 * Previously reported Intercept

**Previously unreported Intercept

Figure 1. - Plan View - SMC, Lower SMC and Amalgamated Zones

Figure 2. Longitudinal View - Drilling and Assays on the Lower SMC

5700 Level
A
A'
-5900 el
-6560 el
53-4116A 22.0 / 3.2 & 32.1 / 2.0 & 20.2 / 2.0
53-4118 24.6 / 2.1
53-4114 33.3 / 2.0
53-4121A 14.8 / 2.0
53-4164
53-4115 4.7 / 2.0
53-4120 31.8 / 2.0
53-4161A 3.9 / 2.0
53-4113 3.9 / 2.0
53-4160 10.6 / 2.0 & 19.6 / 3.0
53-4122 43.7 / 2.2
53-4123 42.6 / 2.4
53-4162 19.3 / 3.2 & 22.8 / 2.0
53-4112
53-4111
53-4117A
53-4119
57-794
57-745
57-795
57-790
57-975 49.5/ 4.3
57-977 3.1 / 2.0
57-877
57-879 58.9 / 2.2
57-878
57-900 3.9 / 3.7
57-808A
57-907
57-902 20.7 / 2.0
57-805
57-976 38.0 / 2.1 & 41.2 / 2.0
57-880 48.5 / 2.2
57-895
57-903 103.3 / 2.4
57-894
57-906 14.6 / 2.0
57-901 28.5 / 2.0
57-905 4.0/2.2
57-841
57-779 16.5 / 2.0
57-948 34.6 / 2.2
57-781
57-947 8.1 / 2.0 & 22.4 / 2.1
57-840
57-842
57-752
57-904 15.8 / 2.0
57-946 6.0 / 2.1
100m
Macassa South Mine Complex
Longitudinal View (A-A' in Plan View)
Drilling and Assays on the Lower SMC
Only significant assays shown
Legend
2019YE Reserves
2019YE Measured Resource
2019YE Indicated Resource
2019YE Inferred Resource
Drill Hole Trace
Lower SMC Significant Intercept
g/t / core length (m)
Underground Development

Figure 3.  Longitudinal View - Drilling and Assays on the Amalgamated Break

B
B'
53-4126
3.2 / 2.0
53-4127
53-4041
52.9 / 2.0
53-4045
35.4 / 2.0
56-762
56-759
53-4033
210.4 / 8.2
53-4004
53-4037
53-4038
53-4032
53-4094
53-4003
53-4095
53-4002
53-4096
53-4097
53-4098
53-4094
53-4046
3.2 / 2.0
53-4044
4.4 / 2.0
53-4028
53-4093
53-4029A
53-4039
12.9 / 2.0
53-4042
50m
53-4031
53-4040
11.0 / 2.4
53-4007
53-4026
53-4027 -14.4 / 2.4
53-4030 - 3.2 / 2.0
53-4030 - 3.1/6.1
53-4129A
53-4092
53-4005
53-3963A
-5900 el
56-777
8.3 / 9.0
56-778
56-779 - 6.5 / 2.0
56-779- 5.0 / 2.0
56-781
5.3 / 4.7
53-3961
56-780A
56-773
6.5 / 3.7
56-775
6.5 / 6.4
56-772 - 4.0/3.0
56-774 - 4.8/6.4
56-776
56-755
56-743
56-756
56-737
56-757
56-745
56-761
56-760
56-767
56-765
56-766
56-763
56-754
56-753
56-747
56-751A
57-896 – 3.2 / 2.0
57-900 – 48.2 / 2.0
57-900 – 5.0 / 2.7
57-901 – 3.2 / 2.0
57-902 – 20.2 / 2.1
57-902 – 3.0 / 2.0
57-903 – 5.4 / 3.7
57-905 – 4.0 / 2.2
57-906 – 3.6 / 2.4
57-947 – 5.3 / 4.3
57-948 – 3.4 / 2.4
57-975 – 13.2 / 2.0
57-878 – 8.9 / 2.4
57-879 – 3.9 / 2.1
57-880 – 4.8 / 2.3
57-892 – 3.3 / 2.0
57-894 – 3.1 / 2.1
57-895 – 13.5 / 3.0
Macassa South Mine Complex
Longitudinal View (B-B' in Plan View)
Drilling and Assays on the Amalgamated Break
Only significant assays shown
Legend
2019YE Reserves
2019YE Measured Resource
2019YE Indicated Resource
2019YE Inferred Resource
Drill Hole Trace
Amalgamated Significant Intercept
Underground Development
g/t / core length (m)
100m

Figure 4. Oblique Section - Drilling and Assays on the SMC and Amalgamated Break

C
C'
Amalgamated Break
SMC Reserve
57-689**
100.1 / 2.0
9m East of Section
57-992
253.7 / 14.5
57-703**
37.7 / 3.6
39m East of Section
57-704**
101.1 / 4.1
17m East of Section
57-689*
164.8 / 3.0
-5900 el
57-703*
26.7 / 2.0
57-704*
429.1 / 3.3
53-3053**
68.2 / 2.3
Macassa South Mine Complex
Oblique Section View (C-C' in Plan View)
Drilling and Assays on the SMC and Amalgamated Break
Only significant assays shown
Legend
2019YE Reserves
2019YE Measured Resource
2019YE Indicated Resource
2019YE Inferred Resource
Drill Hole Trace
SMC Significant Intercept
Amalgamated Significant Intercept
Underground Development
* Previously Reported Intercept
** Previously Unreported Intercept
SMC
Amalgamated Break
g/t / core length (m)
100m